Exhibit 99.1

FOR IMMEDIATE RELEASE

Uranium Royalty Announces Graduation to TSX

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – July 5, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to announce that it has received final approval from the Toronto Stock Exchange (the “TSX”) for the listing of its common shares (“Shares”) and common share purchase warrants expiring December 6, 2024 (“Warrants”) on the TSX.

The Company’s Shares and Warrants will begin trading on the TSX effective July 6, 2023, and will continue to trade under the stock symbols “URC” and “URC.WT”, respectively.

As a result of the graduation of URC to the TSX, its Shares and Warrants will no longer trade on the TSX Venture Exchange and will be voluntarily delisted from the TSX Venture Exchange, effective as of market close on July 5, 2023. Shareholders are not required to exchange their share certificates or take any other action in connection with the TSX listing.

Scott Melbye, the Company’s Chief Executive Officer, stated: “Since our initial public offering in 2019, we have sought to build shareholder value as the only pure play publicly traded uranium focused royalty and streaming company. The graduation to the TSX is another milestone and we are pleased to commence trading on the TSX, a significant marketplace for capital and premier exchange for resource-focused companies. We believe that together with our existing NASDAQ listing, we are well positioned to increase our capital markets visibility as we continue to execute our long-term strategies in the exciting, and resurgent, uranium and nuclear energy industries.”

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward looking information” and “forward looking statements”, as defined under applicable securities laws, including statements regarding expected listing of Shares and Warrants on the TSX. Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any market emergency risk effecting publication of exchange bulletins and other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.